

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CATERPILLAR®

FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 20, 2005**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)
100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 7.01. Regulation FD Disclosure.

The following is Caterpillar Inc.'s prepared statements from the results webcast held on April 20, 2005. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

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1Q05 Caterpillar Results Conference Call Prepared Remarks

Opening Remarks

Good morning and welcome to Caterpillar's first Quarter 2005 results conference call. I'm Nancy Snowden, Director of Investor Relations.

With me are Jim Owens, Chairman and Chief Executive Officer and Dave Burritt, Vice President and Chief Financial Officer. Also with us today is Mike DeWalt who will become the new Director of Investor Relations. Unlike all previous Directors of Investor Relations here at Caterpillar, I am not retiring, but I am moving to new responsibilities at the Company. I'll be available for a few more weeks as Mike transitions into Investor Relations in early June.

This conference call is copyrighted by Caterpillar Inc. Any use, recording or transmission of any portion of this conference call without the express written consent of Caterpillar Inc. is strictly prohibited. If you would like a printed version of the prepared conference call remarks, you can go to the SEC filings in the Investor section of our website where they are filed as an 8-K.

You've likely noticed that we've changed our results release. We've moved the presentation of supplemental data to our website, tabularized some of the information, provided additional information on the outlook, and added a Question and Answer section with answers to questions we thought you'd like to know. We hope you'll find these improvements helpful.

This morning I'll cover our first quarter results and review our outlook.   Jim Owens will comment on our outlook from a broader market context, and then we'll wrap up with Q & A. Certain information we will be discussing is forward looking and involves uncertainties that could impact expected results. A discussion of those uncertainties is in a Form 8-K filed with the Securities & Exchange Commission today. OK, let's start with the first quarter results.

First Quarter Results

As you know, this morning we reported record first-quarter sales and revenues of 8.34 billion dollars and record quarterly profit per share of 1 dollar and 63 cents.

SALES and REVENUES for the first quarter were up 1.86 billion dollars from first quarter 2004. The increase was due to higher Machinery and Engines volume of 1.44 billion dollars, favorable price realization of 250 million dollars, a favorable currency impact on sales of 102 million dollars and 72 million dollars of higher Financial Products revenues.

PROFIT was 581 million dollars, up 161 million dollars or 38 percent higher than first quarter of 2004. The increase in profit was due primarily to a 521 million dollar favorable profit impact of higher sales volume and higher price realization of 250 million dollars. These favorable items were partially offset by higher core operating costs of 489 million dollars and higher retirement benefits of 48 million dollars.

Machinery and Engines core operating costs were 489 million dollars higher than first quarter 2004 levels, primarily as a result of higher manufacturing costs. About two thirds of the increased manufacturing costs were material and related supply chain inefficiencies, primarily related to steel. This continues to be a cost impacting every industry that uses steel. Material costs and volume related manufacturing and supply chain inefficiencies began accelerating more rapidly in the second half of 2004. As a result, first quarter of 2005 vs. the first quarter of 2004 is a tough comparison. In the new Question and Answer section of our release, Question number 3, we have provided a detailed breakdown of the Core Operating Cost change.

Machinery and Engines SG&A, without the impact of Retirement Benefits and currency, was 46 million dollars higher than in the first quarter of 2004. SG&A continues to decline as a percent of sales from 9.8 percent in 2004 to 8.3 percent in the first quarter of 2005. We are focusing 6 Sigma efforts on making our period cost structure flexible so we can react to changes throughout the business cycle.

Also Research and Development, another part of Core Operating Costs, was basically flat in dollars with the first quarter of 2004 and decreased as a percent of sales to 3.1 percent.

In addition to Core Operating Costs, the total negative impact of currency on operating profit was 37 million dollars. The main reason for the negative impact of currency on operating profit was our short position in the Pound Sterling and Japanese Yen due to sizable manufacturing operations in the U.K and Japan. However, as a result of currency gains included in Other Income & Expense, the impact of currency on profit before tax became a favorable 4 million dollars.

Retirement Benefit Costs increased 48 million dollars this quarter in line with our expectation that Retirement Benefit Costs would increase 200 million dollars in 2005 compared to 2004. An increase in retirement benefits in the contract signed with the United Auto Workers this year accounts for about 100 million dollars of the increase. The remaining 100 million dollars of increase is primarily a result of the lower discount rate applied to the pension obligation in 2005 vs. 2004

Before we go to the outlook, I'll provide some comments on North American rental fleets and used equipment.

North American dedicated rental fleet utilization on a twelve- month rolling basis through February was up to about 69% from 67% in the same period last year.

Rental rates for the rolling twelve months through February were up 5% from a year ago. Rental rates are forecasted to continue to improve over the next 6 months.

Overall, units in dedicated dealer rental fleets are up about 16 percent from a year ago. Dedicated dealer rental fleets consist of Rent-to-Rent units and units in Cat Rental Stores.

Rent-to-Rent units, which currently make up about 52 percent of the units in dealer rental fleets, are up 12 percent from a year ago.

The Cat Rental Stores, which generally rent smaller machines for shorter time periods, currently have about 48 percent of the rental units in dealer fleets. These fleets continue to grow and are up about 21 percent from a year ago.

North American dealers in first quarter 2005 had a total of 402 stores. About 30 more are expected by year-end 2005.

In the Europe/Africa/Middle East region, dealers had 792 rental outlets, 395 of which were converted to the Cat Rental Store identity as of quarter end. In Latin America, we had 105 stores and 154 in Asia/Pacific including Japan. At year-end 2005, we are expecting about 1540 rental outlets throughout the world. Of these, 420 stores in the United States and Canada and about 600 in the rest of the world will have the Cat Rental Store identity.

North American used equipment prices trended up about 14% for most machines in the fourth quarter of 2004 compared to the fourth quarter of 2003. We expect continued strengthening in the near term. This used equipment reporting lags one quarter from the current quarter.

Regarding availability of new machines, at the end of the first quarter in North America, the majority of our most popular models were under managed distribution. By managing distribution, we first supply to only those with a confirmed customer order. This helps ensure that available product is going to the most pressing need. Producing plants are continuing to hire more employees; add selected production shifts, source from Caterpillar plants supplying lower demand areas, such as China, and use 6 Sigma teams to identify ways of increasing production capacity.

Dealer inventories at the end of the first quarter of 2005 were up 38%. However, inventories compared to months of sales are down slightly from the yearend 2004 level of 2.6 months of sales to 2.5 months of sales. With dealer deliveries increasing in all regions, we believe the growth in inventories reflects dealer preparations for continued strong deliveries. Over the rest of the year, we expect a decline in inventories from today's level. We anticipate that dealer inventories at the end of the year will be about 75 million dollars higher than at yearend 2004, with all the increase in North America.

Now I'll review the **OUTLOOK**….

First of all, 2005 is shaping up as another very strong year! We now expect company sales and revenues to increase 16 to 18 percent this year; up from the previous forecast of 12 to 15 percent growth. This should result in 2005 sales and revenues somewhere between 35.2 and 35.8 billion dollars – another record year for sales and revenues.

With this volume forecast, we now expect profit per share to be up 35 to 40 percent compared to 2004, up from our initial forecast of about 25 percent. Continued pressure on core operating costs will persist at these volume levels, but some relief on materials costs is expected in the last half of 2005. In fact material cost increases are already showing signs of slowing. As a result, we expect margins in the last half of 2005 to be stronger than in the first half.

The pricing actions we've taken in the last 15 months resulted in 250 million dollars of price realization in the first quarter of 2005. We anticipate continued improvement in price realization as the year unfolds and price protection programs are worked through resulting in about 1.7 billion dollars positive impact for the year. This includes the price increase announced on March 1, 2005. Price realization takes into account the projected impact of price protection, product and geographic mix and any merchandising or discounting. After many years of improving our products without commensurate price increases and last year's sub par realization, we are encouraged to see this level of price realization. As Jim said at MINExpo and has reinforced over the past few months, it is our plan to more than offset material cost increases with price in 2005. We have taken concrete steps to do just that.

Turning to our material cost and availability situation, the materials environment continues to be challenging. Steel castings and specialty bar quality steel have been in short supply but are now improving. We now have adequate supplies of specialty steel to meet our production needs.   In the past year, we have more than doubled the daily tonnage of steel castings available from key suppliers, allowing us to address the significant backlog of demand for castings. We anticipate being completely current with demand for steel castings by the fourth quarter of this year.

While there is a continuing tire shortage, we are utilizing a variety of alternatives including bias-for radial substitutions, adding new suppliers and considering retreads in some applications to deal with the industry-wide tire shortage. In some cases we are shipping equipment without tires, where customers provide their own tires. The tire shortage will take time to resolve, but we are finding creative solutions to work through this problem and again our key suppliers are stepping up their investment in additional equity.

From a cost standpoint, we now expect material costs to be slightly higher than originally expected, but again the rate of increase is moderating and we do expect some easing in steel prices in the second half of the year. Further, we have improved our expediting and work done outside costs from the highs experienced in the last half of 2004, and anticipate continuing improvements throughout the year. Our new and improved outlook takes all of this into account.

Now I'll turn it over to Jim to comment on our market outlook in a broader context.

Thank you Nancy. It's a pleasure to be back with our analysts community this morning. I haven't had the opportunity to talk with most of you since the MINExpo presentation last September. And, given recent financial market jitters, I thought a few reassuring words about our outlook might be helpful.

As indicated at MINExpo and in my yearend letter to shareholders, we are projecting global economic growth to be relatively robust over the next 5 years, averaging about 4 percent per annum in real terms. That's about 1% higher than the average for the decade which ended in 2003. The case for Caterpillar is that this growth will require relatively high levels of investment in the key markets we serve.

We developed this outlook over a year ago and developments since then have solidified our confidence in this forecast. I would like to take a few minutes to explain the thinking that supports this forecast, and why it's so positive for Caterpillar.

A key factor is that inflation is low. Inflation this decade has been the lowest since the 1960s throughout the world. And despite some recent concerns, inflation in most countries is well within central bank targets.

With low inflation, comes lower interest rates and a positive investment climate. Today, interest rates around the world are much lower than in the 1990s and even with continued expected rate increases by the Fed, U.S. rates should still be lower than they were in the mid-90's recovery period.

The industries we serve will require significantly higher investment levels over the next several years to accommodate this stronger economic growth. The impact of China's economic growth on the world economy last year provided an example of the bottlenecks that exist in the global economy. Look what happened in energy and metal commodity markets -- and the economic acceleration exposed a number of choke points in basic materials, energy and infrastructure.

This leads us to the conclusion that investment in the future will have to do more than just match demand growth, it will also need to correct for a prolonged period of underinvestment.

The examples are compelling:

- Worldwide investment in base metals has basically been flat for over 20 years, at a time when demand for most metals increased 2 – 3% yearly. Today capacity is insufficient – consumption exceeds production. Inventories are near critical lows.

- Operating drill rigs declined by 2/3 between 1981 and 2004. Today the world has only 1-2% spare oil production capacity, compared to a needed safety margin of 10-15%. This comes at a time when some fields are declining and many are located in politically unstable areas.

- The world's transportation system is struggling to handle growing trade flows. Ports, airports and roads are at capacity, creating delays and inefficiencies.

We don't think government leaders or the public will want to continue with these inadequacies. And we are seeing signs of change. Widespread support for a new highway bill in the United States is one positive sign. And, developing countries are using the gains from exports and higher commodity prices to step up investments in their infrastructures.

This increase in global mining, energy, transportation, and construction industries comes at a time when the existing population of machines needed to do the work is aging. Available data shows an older field population of construction equipment, on-highway trucks and ships. Low interest rates, more productive machines, and a positive outlook for demand should prompt an upgrade of fleets, which will further benefit our sales of machines and engines.

We are likely in the early stages of the growth cycle for many of the key markets we serve. This is the third year of industry recovery – the last two recoveries that followed prolonged downturns lasted seven years! If economic history is any guide, we should be moving from a strong cyclical recovery into a solid expansion phase.

We intend to seize this growth opportunity, by continuing to serve our customer base while improving operating performance. We will also maintain a focus on improving our cost structure and diversifying into businesses that help stabilize earnings – this allows attractive profitability in future cyclical downturns.

Last fall at MINExpo, I made the case to you that Caterpillar is better positioned for success than the average company in the S & P 500. Since then, in our Annual Report, I outlined the five characteristics that distinguish Caterpillar from the pack. 1.Our established strength with products and services. 2.Technology leadership in our industry. 3. A well-established global footprint. 4. Governance and financial integrity and finally 5. the unique set of markets strengths, which I've highlighted today. These characteristics, coupled with our intense focus on improving efficiencies through 6 Sigma and lean initiatives; continuing to leverage our global purchasing organization to eliminate supply chain bottlenecks and manage material costs; and, streamlining our order fulfillment process, should generate bottom-line results that exceed top line sales growth.

In summary, I believe that Caterpillar is better positioned to win in today's global economy than the average company in the   S & P 500. You know what my aspiration is – to have a valuation that recognizes that fact -- and I think our post 1993 performance merits it!

Now I'll turn it back over to Nancy.

Full details of the outlook for 2005, including other assumptions, are contained in the company's press release issued today.

The monthly retail statistics for March, as well as the supplemental information that had previously been included in our quarterly release, can now be found on our website at www.Cat.com under the "About Cat" tab under Investor Information. The retail statistics can also be accessed by voice mail by calling 309-675-8000 through May16th. After today we will no longer be sending e-mail and providing voice mail with retail statistics information because of the website availability. We will be archiving the retail statistics beginning with the January 2005 information for a period of five years. While you're on our website you might check out Jim's interview with Bloomberg Television's "For the Record". The Program was taped at our Tinaja Hills facility in conjunction with CONEXPo and was broadcast nationally on March 19, 2005. You can access a video of the interview on our website.

Q&A

OK, now it's time to move to the Q&A portion of the call. In the interest of time and fairness to others, please limit yourself to one question and one follow up. First question please...

Closing

It's been a pleasure sharing Caterpillar's results with all of you this morning. If you didn't get your questions asked today, please call me. Thanks for your interest in Caterpillar. Goodbye.

SAFE HARBOR STATEMENT UNDER THE SECURITIES LITIGATION REFORM ACT OF 1995

Certain statements contained in our Management's Discussion and Analysis are forward-looking and involve uncertainties that could significantly impact results. The words "believes," "expects," "estimates," "anticipates," "will be", "should" and similar words or expressions identify forward-looking statements made on behalf of Caterpillar. Uncertainties include factors that affect international businesses, as well as matters specific to the company and the markets it serves.

World Economic Factors
Our projection for about 3.5 percent growth in the world economy assumes central banks will cautiously raise interest rates so as not to slow growth too much. Low interest rates, and continued good economic growth, should encourage further growth in construction and mining. Should central banks raise interest rates aggressively, both the world economic recovery and our Machinery and Engines sales likely would be weaker.

The U.S. economy is growing near a three percent rate, which up to now has not created an inflation problem. While the Federal Reserve has raised interest rates, we assume the continuation of moderate growth and low inflation will result in interest rates of about 4 percent by the end of 2005. Long-term interest rates are expected to rise less than short-term rates. That environment should support further growth in construction and manufacturing, helping to keep commodity prices favorable. Should financial conditions tighten noticeably, causing economic growth to slow below 3 percent, expected improvements in Machinery and Engines sales likely would be lower than projected.

Our projection of increased sales of Machinery and Engines in Europe, Africa, Middle East (EAME) assumes that low interest rates will allow slightly faster economic growth in Europe and that favorable commodity prices will extend healthy recoveries in both Africa and Middle East (AME) and the CIS. Key risks are that strong currencies or interest rate increases could push the European economy into recession or that commodity prices collapse. Those developments would negatively impact our results.

Favorable commodity prices, increased capital inflows and an improved foreign debt situation are expected to contribute to about 4 percent growth in Latin America. As a result, we project that both mining production and construction spending will increase, supporting an increase in Machinery and Engines sales. This forecast is vulnerable to a significant weakening in commodity prices, slowing in world economic growth, widespread increases in interest rates or political disruptions.

In Asia/Pacific, we project sales growth in Australia, India and the developing Asian economies will offset a further decline in China. Critical assumptions are continued growth in coal demand, low domestic interest rates in most countries, further gains in exports and continued good economic growth in China. Some developments that could lower expected results include reduced demand for thermal and coking coal, significant revaluations of regional currencies, restrictions on regional exports and sharp interest rate hikes, particularly in China.

Commodity Prices
Commodities represent a significant sales opportunity, with prices and production as key drivers. Prices have improved sharply over the past two years and our outlook assumes continued growth in world industrial production will cause metals prices to remain high enough in 2005 to encourage further mine investment. Any unexpected weakening in world industrial production or construction, however, could cause prices to drop sharply to the detriment of our results.

Coal production and prices improved last year and our sales have benefited. We expect these trends to continue in 2005. Should coal prices soften, due to a slowing in world economic growth or otherwise, the ongoing sales recovery would be vulnerable.

Oil and natural gas prices increased sharply over the past two years due to strong demand and high capacity usage. Higher energy prices have not halted economic recoveries since strong demand boosted prices and world production increased. High prices are encouraging more exploration and development and we expect increased production in 2005 will constrain price increases. However, should significant supply cuts occur, such as from OPEC production cuts or political unrest in a major producing country, the resulting oil shortages and price spikes could slow economies, potentially with a depressing impact on our sales.

Monetary and Fiscal Policies

For most companies operating in a global economy, monetary and fiscal policies implemented in the United States and abroad could have a significant impact on economic growth, and accordingly, demand for our product. In general, higher than expected interest rates, reductions in government spending, higher taxes, excessive currency movements, and uncertainty over key policies are some factors likely to lead to slower economic growth and lower industry demand.

With economic data looking more favorable, central banks in developed countries have started raising interest rates from the lowest rates in decades. Our outlook assumes that central banks will take great care to ensure that economic recoveries continue and that interest rates will remain low throughout the forecast period. Should central banks raise interest rates more aggressively than anticipated, both economic growth and our sales could suffer.

Budget deficits in many countries have increased, which has limited the ability of governments to boost economies with tax cuts and more spending. Our outlook assumes that governments will not aggressively raise taxes and slash spending to deal with their budget imbalances. Such actions could disrupt growth and negatively affect our sales.

Political Factors

Political factors in the United States and abroad can impact global companies. Our outlook assumes that no major disruptive changes in economic policies occur in either the United States or other major economies. Significant changes in either taxing or spending policies could reduce activities in sectors important to our businesses, thereby reducing sales.

Our outlook assumes that there will be no additional significant military conflicts in either North Korea or the Middle East in the forecast period. Such military conflicts could severely disrupt sales into countries affected, as well as nearby countries.

Our outlook also assumes that there will be no major terrorist attacks. If there is a major terrorist attack, confidence could be undermined, potentially causing a sharp drop in economic activities and our sales. Attacks in major developed economies would be the most disruptive.

Our outlook assumes that efforts by countries to increase their exports will not result in retaliatory countermeasures by other countries to block such exports, particularly in the Asia/Pacific region. Our outlook includes a negative impact from the phase-out of the Extraterritorial Income Exclusion (ETI) as enacted by the American Jobs Creation Act of 2004 (the Act). However, our outlook does not include any impact from the provision of the Act allowing preferential tax treatment of the repatriation of non-U.S. earnings in 2005. Further, our outlook assumes any other tax law changes will not negatively impact our provision for income taxes.

Currency Fluctuations

The company has costs and revenues in many currencies and is therefore exposed to risks arising from currency fluctuations. Our outlook assumes no significant changes in currency values from current rates. Should currency rates change sharply, economic activity and our results could be negatively impacted.

The company's largest manufacturing presence is in the United States, so any unexpected strengthening of the dollar tends to raise the foreign currency costs to our end users and reduce our global competitiveness.

Dealer Practices

The company sells primarily through an independent dealer network. Dealers carry inventories of both new and rental equipment and adjust those inventories based on their assessments of future needs. Such adjustments can impact our results either positively or negatively. The current outlook assumes dealers will increase inventories in line with higher deliveries. Should dealers control inventories more tightly, our sales would be lower.

Financial Products Division Factors

Inherent in the operation of Cat Financial is the credit risk associated with its customers. The creditworthiness of each customer, and the rate of delinquencies, repossessions and net losses on customer obligations are directly impacted by several factors, including, but not limited to, relevant industry and economic conditions, the availability of capital, the experience and expertise of the customer's management team, commodity prices, political events, and the sustained value of the underlying collateral. Additionally, interest rate movements create a degree of risk to our operations by affecting the amount of our interest payments and the value of our fixed rate debt. Our match funding policy manages interest rate risk by matching the interest rate profile (fixed rate or floating rate) of our debt portfolio with the interest rate profile of our receivables portfolio within certain parameters. To achieve our match funding objectives, we issue debt with similar interest rate profile to our receivables and also use interest rate swap agreements to manage our interest rate risk exposure to interest rate changes and in some cases to lower our cost of borrowed funds. If interest rates move upward more sharply than anticipated, our financial results could be negatively impacted. With respect to our insurance and investment management operations, changes in the equity and bond markets could cause an impairment of the value of our investment portfolio, thus requiring a negative adjustment to earnings.

Other Factors

The rate of infrastructure spending, housing starts, commercial construction and mining plays a significant role in the company's results. Our products are an integral component of these activities and as these activities increase or decrease in the United States or abroad, demand for our products may be significantly impacted.

Projected cost savings or synergies from alliances with new partners could also be negatively impacted by a variety of factors. These factors could include, among other things, higher than expected wages, energy and/or material costs, and/or higher than expected financing costs due to unforeseen changes in tax, trade, environmental, labor, safety, payroll or pension policies in any of the jurisdictions in which the alliances conduct their operations.

The International Association of Machinists (IAM) represents 1,999 employees under labor agreements expiring on April 30, 2005, and May 29, 2005. Based on our historical experience during periods when labor unrest or work stoppage by union-represented employees has occurred, we do not expect that the occurrence of such events, if any, arising in connection with the expiration of these agreements will have a material impact on our operations or results.

Results may be impacted positively or negatively by changes in the sales mix. Our outlook assumes a certain geographic mix of sales as well as a product mix of sales. If actual results vary from this projected geographic and product mix of sales, our results could be negatively impacted.

The company operates in a highly competitive environment and our outlook depends on a forecast of the company's share of industry sales. An unexpected reduction in that share could result from pricing or product strategies pursued by competitors, unanticipated product or manufacturing difficulties, a failure to price the product competitively, or an unexpected buildup in competitors' new machine or dealer owned rental fleets, leading to severe downward pressure on machine rental rates and/or used equipment prices.

The environment remains competitive from a pricing standpoint. Our 2005 sales outlook assumes that the company will be successful in implementing worldwide machine price increases communicated to dealers with effective dates of January 3, 2005 and May 2, 2005. While we expect that the environment will absorb these price actions, delays in the marketplace acceptance would negatively impact our results. Moreover, additional price discounting to maintain our competitive position could result in lower than anticipated price realization.

In general, our results are sensitive to changes in economic growth, particularly those originating in construction, mining and energy. Developments reducing such activities also tend to lower our sales. In addition to the factors mentioned above, our results could be negatively impacted by any of the following:

- Any sudden drop in consumer or business confidence;
- Delays in legislation needed to fund public construction;
- Regulatory or legislative changes that slow activity in key industries; and/or
- Unexpected collapses in stock markets.

This discussion of uncertainties is by no means exhaustive, but is designed to highlight important factors that may impact our outlook. Obvious factors such as general economic conditions throughout the world do not warrant further discussion, but are noted to further emphasize the myriad of contingencies that may cause the company's actual results to differ from those currently anticipated.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

April 20, 2005   By: */s/ James B. Buda*
                                                                    James B. Buda
                                                                    Vice President